 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Sphere 3D Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

84841L308
(CUSIP Number)

December 26, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84841L308

1	NAME OF REPORTING PERSON

Hertford Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,629,000*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,629,000*
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

OO

* Consisting of 1,629,000 Shares (as defined below) issuable upon the conversion of certain Series H Preferred Shares (the “Series H Preferred Shares”) held by the Reporting Persons. As further described in Item 4 below, the remaining Series H Preferred Shares held by the Reporting Persons are subject to the Beneficial Ownership Limitation (as defined in Item 4) and are not currently exercisable.

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CUSIP No. 84841L308

1	NAME OF REPORTING PERSON

Caravel Capital Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,629,000*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,629,000*
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

OO

* Consisting of 1,629,000 Shares issuable upon the conversion of certain Series H Preferred Shares held by the Reporting Persons. As further described in Item 4 below, the remaining Series H Preferred Shares held by the Reporting Persons are subject to the Beneficial Ownership Limitation and are not currently exercisable.

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CUSIP No. 84841L308

1	NAME OF REPORTING PERSON

Caravel Capital Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,629,000*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,629,000*
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

CO

* Consisting of 1,629,000 Shares issuable upon the conversion of certain Series H Preferred Shares held by the Reporting Persons. As further described in Item 4 below, the remaining Series H Preferred Shares held by the Reporting Persons are subject to the Beneficial Ownership Limitation and are not currently exercisable.

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CUSIP No. 84841L308

1	NAME OF REPORTING PERSON

Glen Gibbons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,629,000*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,629,000*
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

IN

* Consisting of 1,629,000 Shares issuable upon the conversion of certain Series H Preferred Shares held by the Reporting Persons. As further described in Item 4 below, the remaining Series H Preferred Shares held by the Reporting Persons are subject to the Beneficial Ownership Limitation and are not currently exercisable.

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CUSIP No. 84841L308

Item 1(a).	Name of Issuer:

Sphere 3D Corp., a company incorporated under the Business Corporations Act (Ontario) (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

895 Don Mills Road, Bldg 2, Suite 900
Toronto, Ontario Canada M3C 1W3

Item 2(a).	Name of Person Filing

This statement is filed by Hertford Advisors Ltd. (“Hertford”), Caravel Capital Fund Ltd. (“Caravel Capital”), Caravel Capital Investments, Inc. (“Caravel Investments”) and Glen Gibbons. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Gibbons serves as the director of Caravel Capital and Caravel Investments. Caravel Capital is the sole owner of Hertford. Caravel Investments is the investment manager of Caravel Capital. By virtue of the foregoing relationships, each of Caravel Capital, Caravel Investments and Mr. Gibbons may be deemed to beneficially own the Shares owned directly by Hertford.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The business address of Hertford is Suite 3204, Unit 2A, 49 Market Street, PO Box 1586, Grand Cayman KY1-1202, Box N-9205, Cayman Islands. The business address of Caravel Capital, Caravel Investments and Mr. Gibbons is Unit 7, Building 2, Old Fort Bay Town Centre, Nassau, New Providence, The Bahamas.

Item 2(c).	Citizenship

Hertford is a company incorporated in the Cayman Islands. Each of Caravel Capital and Caravel Investments is a company incorporated in the Bahamas. Mr. Gibbons is a Canadian citizen.

Item 2(d).	Title of Class of Securities:

Common Shares (the “Shares”).

Item 2(e).	CUSIP Number:

84841L308

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CUSIP No. 84841L308

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 26, 2024, Hertford may be deemed to beneficially own an aggregate of 1,629,000 Shares, consisting of Shares issuable upon the conversion of certain Series H Preferred Shares held by Hertford, which are convertible within the next 60 days. The Series H Preferred Shares may not be converted into Shares if, after such conversion, Hertford and certain of its affiliates would beneficially own more than 9.99% of the Issuer’s then outstanding Shares (the “Beneficial Ownership Limitation”). The remaining Series H Preferred Shares held by Hertford are not currently exercisable due to the Beneficial Ownership Limitation.

Caravel Capital, as the sole owner of Hertford, may be deemed to beneficially own the 1,629,000 Shares directly owned by Hertford.

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CUSIP No. 84841L308

Caravel Investments, as the investment manager of Caravel Capital, may be deemed to beneficially own the 1,629,000 Shares directly owned by Hertford.

Mr. Gibbons, as the director of Caravel Capital and Caravel Investments, may be deemed to beneficially own the 1,629,000 Shares directly owned by Hertford.

In addition, Hertford and Caravel Capital each currently hold certain warrants, none of which are currently exercisable or exercisable within the next 60 days due to a 4.99% maximum ownership percentage limitation in each of the warrants.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(b)	Percent of class:

The following percentages are based upon (i) 14,355,336 Shares outstanding as of November 7, 2023, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 (the “November 13, 2023 Form 10-Q”), plus (ii) 321,856 Shares issued to Hertford through the conversion of certain Series H Preferred Shares held by Hertford between November 13, 2023 and December 31, 2023, plus (iii) the 1,629,000 Shares issuable upon the conversion of certain Series H Preferred Shares held by the Reporting Persons.

As of the close of business on December 31, 2023:

(i)	Hertford may be deemed to beneficially own 9.99% of the outstanding Shares;

(ii)	Caravel Capital may be deemed to beneficially own 9.99% of the outstanding Shares;

(iii)	Caravel Investments may be deemed to beneficially own 9.99% of the outstanding Shares; and

(iv)	Mr. Gibbons may be deemed to beneficially own 9.99% of the outstanding Shares.

(b)	Number of shares as to which the Reporting Person:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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CUSIP No. 84841L308

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 84841L308

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

HERTFORD ADVISORS LTD.

By:	/s/ Eric Strachan
Name:	Eric Strachan
Title:	Director

CARAVEL CAPITAL FUND, LTD.

By:	/s/ Glen Gibbons
Name:	Glen Gibbons
Title:	Director

CARAVEL CAPITAL INVESTMENTS, INC.

By:	/s/ Glen Gibbons
Name:	Glen Gibbons
Title:	Director

/s/ Glen Gibbons
Glen Gibbons

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